Exhibit 99.1

ReNew Energy Global Plc to hold its first Annual General Meeting on August 19, 2022

Gurugram, India; July 11, 2022: ReNew Energy Global Plc (“ReNew” or “the Company”) (NASDAQ: RNW, RNWWW) today announced that it will hold its first Annual General Meeting (AGM) of shareholders in London, United Kingdom, on August 19, 2022.

The Company will propose resolutions at the AGM to (i) receive the U.K. Companies Act annual accounts and reports of the Company for the financial year ended March 31, 2022, (ii) to approve the directors’ remuneration report of the Company for the financial year ended March 31, 2022, (iii) to approve directors’ remuneration policy of the Company, (iv) to (ix) to approve the appointment of non-executive independent directors: Ram Charan; Manoj Singh; Robert S. Mancini; Sir Sumantra Chakrabarti; Vanitha Narayanan; and Michelle Robyn Grew, (x) to re-appoint KNAV Limited as the U.K. statutory auditor of the Company, and (xi) to authorise the Board and Audit Committee to determine the remuneration of the auditors.

Only shareholders of record at 23:59 (Eastern Daylight Time) on July 14, 2022 (the “Record Date”) will be entitled to attend and vote at the AGM. Changes to the register of members after the Record Date will be disregarded in determining the rights of any person to attend and vote at the meeting. Beneficial shareholders, for whom shares in the Company are held in a stock brokerage account or by a broker, bank or other nominee, will be sent information on how they can give instructions for voting of their shares at the meeting.

The AGM notice and the Company’s U.K. Companies Act annual accounts and reports for the financial year ended March 31, 2022 (containing the directors’ report, strategic report, directors’ remuneration report, annual accounts, and auditor’s report for the financial year ended March 31, 2022) are expected to be published on, or around July 21, 2022, and will then be available in the Investor Relations Section on ReNew’s website at https://investor.renewpower.in/and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. We will provide all shareholders, upon request, hard copies of these documents free of charge.

About ReNew

ReNew is one of the largest renewable energy Independent Power Producers in India and globally. ReNew develops, builds, owns, and operates utility-scale wind energy, solar energy, and hydro projects. As of June 30, 2022, ReNew has a gross total portfolio of ~ 12.8 GW of renewable energy projects across India, including commissioned and committed projects. To know more, visit www.renewpower.in and follow us on Linked In, Facebook, Twitter and Instagram.

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Nathan Judge

Anunay Shahi

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